

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Amendment No. 5 to Draft Registration Statement on Form F-4**
> **Submitted April 26, 2023**
> **CIK No. 001791942**

Dear Gilberto Tomazoni:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement

General

1. Please update references to shareholder percentages as of March 15, 2023, to reflect information as of the date of the registration statement, or the most recent practicable date.

Taxation, page 235

2. It appears you have included "short-form" tax opinions as Exhibits 8.1, 8.2, and 8.3 to the registration statement. Please revise the subsections captioned "Material U.S. Federal Income Tax Consequences" (*i.e.,* not limited to the fourth paragraph on page 236), "Material Brazilian Tax Consequences," and "Material Dutch Tax Consequences" to state clearly that the disclosure is the respective opinion of named counsel, and to ensure that

the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Exhibits

3.   Exhibit 8.1 states, "[T]he statements in the Registration Statement set forth in the second paragraph under the caption 'Taxation—Material U.S. Federal Income Tax Consequences—Consequences of the Proposed Transaction—Consequences of the Merger of Shares and Redemption' to the extent that they constitute descriptions or summaries of U.S. federal income tax law or legal conclusions with respect thereto, are accurate in all material respects." Please have counsel revise Exhibit 8.1 to state that the disclosure under the caption "Taxation—Material U.S. Federal Income Tax Consequences" is counsel's opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

4.   Exhibit 8.2 states, "We hereby confirm that the discussion set forth in the Registration Statement under the caption 'Taxation—Material Brazilian Tax Consequences,' with respect to Brazilian tax matters and subject to the conditions and limitations described therein, fairly summarizes the Brazilian tax impacts provided by Brazilian law in force on the date of this letter to the Proposed Transaction and to the acquisition, ownership and disposition of the Securities by Non-Brazilian Holders." Please have counsel revise Exhibit 8.2 to state that the disclosure under the caption "Taxation—Material Brazilian Tax Consequences" is counsel's opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

5.   Exhibit 8.3 appears to replicate disclosure under the caption "Taxation—Material Dutch Tax Consequences" and then states, "[W]e are of the opinion that the Dutch tax considerations as described [above], as far as it concerns Dutch corporate tax law, Dutch dividend withholding tax law, Dutch personal income tax law, gift and inheritance tax law and real estate transfer tax law are correct." Please have counsel revise Exhibit 8.3 to state that the disclosure under the caption "Taxation—Material Dutch Tax Consequences" is counsel's opinion. Refer to Staff Legal Bulletin No. 19, III.B.2 for additional guidance.

 You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

Gilberto Tomazoni
JBS B.V.
May 8, 2023
Page 3

cc: John Vetterli